UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)

Seritage Growth Properties

(Name of Issuer)

Class A common shares of beneficial interest, par value $0.01 per share

(Title of Class of Securities)

81752R100

(CUSIP Number)

Bruce Newsome, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5119

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81752R100

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,307,314 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,307,314 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,307,314 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.1% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 3,492 Class A Shares held by The Nicholas Trust and 3,492 Class A Shares held by The Nina Trust.
(2)

Based upon 43,677,418 Class A Shares as of May 9, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the SEC on May 10, 2022, and an additional aggregate 12,354,963 Class A Shares outstanding as of July 6, 2022, as confirmed by the Issuer in connection with the election by the Issuer to redeem the OP Units of Mr. Lampert with Class A Shares.

This Amendment No. 17 to Schedule 13D (this “Amendment”) relates to Class A common shares of beneficial interest, par value $0.01 per share (“Class A Shares”), of Seritage Growth Properties, a Maryland real estate investment trust (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (the “SEC”) by Edward S. Lampert, a United States citizen (the “Reporting Person”), by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meaning given to them in the Schedule 13D, as previously amended, filed with the SEC.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 3.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On July 6, 2022, the Issuer and the Reporting Person entered into a Voting and Support Agreement (the “Agreement”). Pursuant to the Agreement, the Reporting Person, immediately prior to the execution and delivery of the Agreement, exercised his right under Section 8.6A of the OP Agreement, as amended, to require the Partnership to redeem 12,354,963 OP Units (the “Redeemed Units”) in the Partnership, and the Issuer elected, pursuant to the OP Agreement, to acquire the Redeemed Units for 12,354,963 Class A Shares (the “Issued Shares”). Pursuant to the Agreement, the Reporting Person, as a stockholder of the Issuer, agreed to appear at the Issuer’s next annual general meeting and vote all of the Class A Shares of beneficial interest of the Issuer in favor of a resolution that the Board of Trustees of the Issuer intends to propose to seek approval by the holders of Class A Shares of a plan to sell, lease, exchange or otherwise transfer all or substantially all of the property of the Issuer and its subsidiaries as contemplated by Article XI of the Articles of Amendment and Restatement of the Issuer in accordance with a plan of sale.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) The Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

As of July 7, 2022, the Reporting Person may be deemed to beneficially own the common shares of beneficial interest of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
Edward S. Lampert	16,307,314	(1)	29.1	%(2)	16,307,314	(1)	0	16,307,314	(1)	0

(1)	This number includes 16,300,330 Class A Shares held by Mr. Lampert as well as 3,492 Class A Shares held by The Nicholas Trust and 3,492 Class A Shares held by The Nina Trust.
(2)

Based upon 43,677,418 Class A Shares outstanding as of May 9, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the SEC on May 10, 2022 and an additional aggregate 12,354,963 Class A Shares outstanding as of July 6, 2022, as confirmed by the Issuer in connection with the election by the Issuer to redeem the OP Units of Mr. Lampert with Class A Shares.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Person during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on July 17, 2016).

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed on July 17, 2016).

99.3	Agreement of Limited Partnership of Seritage Growth Properties, L.P., dated July 7, 2015, by and among Seritage Growth Properties, ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 10, 2015).

99.4	Registration Rights Agreement, dated as of July 7, 2015, by and among Seritage Growth Properties, ESL Partners, L.P., Edward S. Lampert and solely for purposes of Section 7.1, Seritage Growth Properties, L.P. (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on July 10, 2015).

99.5	Articles of Amendment and Restatement of Seritage Growth Properties (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on July 10, 2015).

99.6	Exchange Agreement, dated as of June 26, 2015, by and among Seritage Growth Properties, Seritage Growth Properties, L.P., ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 2, 2015).

99.7	Senior Unsecured Term Loan Agreement, dated as of February 23, 2017, among Seritage Growth Properties, L.P., Seritage Growth Properties, JPP, LLC, and JPP II, LLC, and JPP, LLC, as administrative agent (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 24, 2017).

99.8	Senior Unsecured Term Loan Agreement, dated as of December 27, 2017, among Seritage Growth Properties, L.P., Seritage Growth Properties, JPP, LLC, JPP II, LLC and Empyrean Investments, LLC, as lenders, and JPP, LLC, as administrative agent (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 28, 2017).

99.9	Rule 10b5-1(c) Plan, dated March 28, 2019, by ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.9 to the Schedule 13D filed on March 28, 2019).

99.10	Rule 10b5-1(c) Plan, dated September 30, 2019, by ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.10 to the Schedule 13D filed on September 30, 2019).

99.11	Voting and Support Agreement, dated as of July 6, 2022, among Seritage Growth Properties, L.P., Seritage Growth Properties, and Mr. Lampert (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 7, 2022).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2022

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSON IN THE SECURITIES OF SERITAGE

GROWTH PROPERTIES

Entity	Date of Transaction	Description of Transaction	Class A Shares Acquired	OP Units Disposed	Price Per Class A Share or OP Unit
Edward S. Lampert	07/06/2022	Redemption of OP Units		12,354,963	$0
Edward S. Lampert	07/06/2022	Acquisition of Class A Shares from the Issuer in Satisfaction of the Redemption of OP Units	12,354,963		$0